

DHX MEDIA SHARES BEGIN TRADING UNDER A SINGLE TICKER ON THE TSX & BOARD ADOPTS AN ADVANCE NOTICE BY-LAW

Halifax, NS – 31 May 2018 – DHX Media Ltd. (or the "Company") (TSX: DHX.A, DHX.B, NASDAQ: DHXM), announces that its common voting shares and variable voting shares now trade under the single ticker "DHX" on the Toronto Stock Exchange ("TSX"). As previously announced, this consolidation is solely an administrative change for trading purposes, which is designed to enhance the liquidity and trading volume of DHX Media's shares. The Company's shares will continue to trade under the ticker "DHXM" on the NASDAQ Global Select Market ("NASDAQ").

The Company also announces the adoption by its board of directors (the "Board of Directors") of a new by-law (the "Advance Notice By-Law") that requires advance notice when director nominations are made by shareholders to provide for an orderly nomination process and ensure that shareholders are well-informed about director nominees in advance of shareholder meetings.

SINGLE CUSIP AND TSX TICKER

The Company's common voting shares previously traded on the TSX under "DHX.B" (CUSIP 252406707). Its variable voting shares previously traded on the TSX under "DHX.A" and on the NASDAQ under "DHXM" (CUSIP 252406608).

Effective today, both classes of shares have commenced trading under the single TSX symbol "DHX," and on the NASDAQ under "DHXM," as well as combining under the same CUSIP number 252406152. For trading purposes on the two stock exchanges and reporting in brokerage accounts, both classes of shares will also be combined under the single designation of "Common and Variable Voting Shares" of DHX Media.

ADVANCE NOTICE BY-LAW

The Company has adopted the "Advance Notice By-law" that requires advance notice be given to the Company when director nominations are made by shareholders other than through a request for a meeting or through a shareholder proposal, in each case in accordance with the Canada Business Corporations Act.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



The Advance Notice By-law provides a clear process for shareholders to follow for director nominations, and will help ensure that all shareholders receive adequate notice and information about director nominees in order to exercise their voting rights in an informed manner. The Advance Notice By-law is similar to the advance notice by-laws adopted by many other Canadian public companies.

Among other things, the Advance Notice By-law fixes deadlines by which shareholders must notify DHX Media of director nominations prior to any annual or special meeting of shareholders where directors are to be elected. It also sets forth the information about the proposed nominee that a shareholder must include in the notice for it to be valid.

In the case of an annual shareholder meeting, notice to the Company must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting's date, notice may be given not later than the close of business on the 10th day following such announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

The Advance Notice By-Law also prescribes the proper written form for a shareholder's notice and provides that the Company's Board of Directors may, in its sole discretion, waive any requirement under these provisions.

The Advance Notice By-law is effective immediately and will be placed before shareholders for approval, confirmation and ratification at the next Annual and/or Special Meeting of Shareholders of the Company (the "Meeting"). Pursuant to the provisions of the Act, the Advance Notice By-Law will cease to be effective unless it is approved, ratified and confirmed by a resolution adopted by a majority of the votes cast by the shareholders of the Company at the Meeting.

The full text of the Advance Notice By-law is available under DHX Media's profile at www.sedar.com.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding impacts of the consolidation of trading under a single ticker, and impacts of the Advance Notice By-Law. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400